Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges was as follows for the periods presented:

(Amounts in thousands of Canadian dollar)

	Predecessor										Successor		Successor Pro forma (1)		Successor		Successor Pro forma (1)
	Year ended December 31,								January 1 to December 12		December 13 to December 31		December 13 to December 31		Nine months ended September 30,		Nine months ended September 30,
	2004		2005		2006		2007		2008		2008		2008		2009		2009

Earnings

Net income (loss) before income taxes, discontinued operations and cumulative effect of accounting change	$37,167		$48,414		$99,001		$96,931		$85,934		$6,010		$4,920		$33,568		$26,712
Loss (income) from associates	—		—		99		(55)		336		21		21		340		340
Fixed charges	8,311		8,029		10,872		12,050		12,443		3,588		4,678		65,761		65,122

Total earnings	$45,478		$56,443		$109,972		$108,926		$98,713		$9,619		$9,619		$99,669		$92,174

Fixed Charges

Interest expense	$5,642		$5,260		$7,545		$8,266		$8,335		$3,431		$4,521		$61,845		$60,846
Portion of rent expense representative of an interest factor	2,669		2,769		3,327		3,784		4,108		157		157		4,276		4,726

Total fixed charges	$8,311		$8,029		$10,872		$12,050		$12,443		$3,588		$4,678		$65,761		$65,122

Ratio of earnings to fixed charges (2)	5.5	x	7.0	x	10.1	x	9.0	x	7.9	x	2.7	x	2.1	x	1.5	x	1.4	x

(1)                               The ratio presented on a pro-forma basis gives effect to the Refinancing.

(2)                               The ratio has been computed in accordance with Canadian GAAP and the differences under U.S. GAAP are not material.  For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and before adjustment for income / loss from associates plus fixed charges.  Fixed charges consist of interest expense, including the interest element of operating leases, which is calculated as one-third of the related lease charge, which management believes is a reasonable approximation of the interest factor.